SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2007

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Gomes de Carvalho 1,629
Vila Olímpia
05457-006 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

VRG Begins Ticket Sales to Santiago, Chile

Sao Paulo, November 23, 2007 – GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4), the parent company of Brazil’s low-cost airlines GOL Transportes Aéreos S.A. and VRG Linhas Aéreas S.A., yesterday began selling tickets for VRG’s newest route: São Paulo – Santiago, Chile.

“Launching the São Paulo – Santiago route will further expand VRG’s network in South America, where we already offer direct flights to Bogotá, Buenos Aires and Caracas,” said Lincoln Amano, VRG’s commercial director. “Our flight network aims to provide passengers with more travel options within South America and to Europe and North America as well, using Brazil as a natural connection point.” In addition to Bogotá, Buenos Aires and Caracas, VRG currently offers international service to Frankfurt, Germany; London, England; Paris, France and Rome, Italy. The Company also plans to launch flights to Mexico City, Montevideo and Madrid by the end of 2007.

Daily flights will depart from São Paulo’s Guarulhos International Airport at 10:50 am (local time), arriving at the Chilean capital at 1:50 pm (local time). Returning to Brazil, flights will depart from Santiago’s Arturo Merino Benitez International Airport at 3:30 pm (local time) landing in São Paulo at 8:00 pm (local time).

Trade and tourism were two major factors in the decision to launch operations between Brazil and Chile. According to Brazil’s Ministry of Development, Industry and Foreign Trade, exports to Chile grew nearly 8 percent last year to US$ 3.9 billion, ranking Chile seventh among the largest importers of Brazilian goods and services. Brazil imported approximately US$ 2.9 billion in goods and services from Chile last year, a 67 percent increase compared to 2005.

According to Embratur (Brazilian Tourism Board), Chile ranks eleventh among the top 15 countries providing tourists to Brazil and has held that position since 2002. Approximately 150,000 Chilean tourists visited in Brazil in 2006, while nearly 197,000 Brazilians traveled to Chile over the same period.

Tickets to Santiago are available for purchase through VRG’s website (www.varig.com) and the Company’s call centers. Please see the destination table below for flight departure schedules:

Origin	Destination	Frequency	Departure*	Arrival*
Sao Paulo	Santiago	Daily	10:50 am	1:50 pm
Santiago	São Paulo	Daily	3:30 pm	8:00 pm
*Local time

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About GOL Linhas Aéreas Inteligentes S.A.
GOL Linhas Aéreas Inteligentes S.A. is the parent company of low-cost airlines GOL Transportes Aéreos S.A. (“GTA”, which operates the GOL brand) and VRG Linhas Aéreas S.A. (“VRG”, which operates the VARIG brand). GTA and VRG offer daily flights to more destinations in Brazil than any other domestic airline while providing customers with the most convenient flight schedules in the country. The airlines operate a young, modern fleet of Boeing aircraft, the safest and most comfortable aircraft of its class, with low maintenance, fuel and training costs, and high aircraft utilization and efficiency ratios. In addition to safe and reliable services, which stimulate brand recognition and customer satisfaction, the Company’s service is recognized as the best value proposition in the market. Growth plans include increasing frequencies in existing markets and adding service to additional markets in both Brazil and other high-traffic travel destinations. Shares are listed on the NYSE (GOL) and the Bovespa (GOLL4) stock exchanges.

GOL Transportes Aéreos S.A. offers over 630 daily flights to 59 destinations connecting the most important cities in Brazil as well as the main destinations in Argentina, Bolivia, Chile, Paraguay, Peru and Uruguay. For more information on GOL flight times and fares, please access www.voegol.com.br or call: 0300 115 2121 in Brazil, 0810 266 3131 in Argentina, 800 1001 21 in Bolivia, 1 888 0042 0090 or 1230 020 9104 in Chile, 009 800 55 1 0007 in Paraguay, 0800 52 900 in Peru, 0004 055 127 in Uruguay and 55 11 2125-3200 in other countries.

VRG Linhas Aéreas S.A. offers over 120 daily flights to 14 destinations in Brazil: Belo Horizonte, Brasília, Curitiba, Fernando de Noronha, Florianópolis, Fortaleza, Manaus, Porto Alegre, Recife, Rio de Janeiro (Santos Dumont and Tom Jobim), Salvador and São Paulo (Congonhas and Guarulhos). VRG also offers 14 daily flights to seven international destinations in South America and Europe: Buenos Aires, Bogotá and Caracas, in South America and Frankfurt, London, Paris and Rome, in Europe. For more information on VRG flight times and fares, please access www.varig.com.br or call: 4003 7000 in Brazil, 0810 266 6874 in Argentina, 57 1 350 7100 in Colombia, 44 207 660 0341 in England, 33 1 70 48 00 58 in France, 39 06 4877 1352 in Italy, 34 91 754 7014 in Spain and 1 800 468 2744 or 1 800 GO VARIG in the USA and Canada.

CONTACT: GOL Linhas Aéreas Inteligentes S.A.

Corporate Communications	Investor Relations
Ph: (5511) 3169 6967	Ph: (5511) 3169 6800
E-mail: comcorp@golnaweb.com.br	E-mail: ri@golnaweb.com.br
Site: www.voegol.com.br/ir

Media – Brazil & Latin America	Media – U.S. & Europe
MVL Comunicação; D. Barbará and A.	Edelman; G. Juncadella and M. Smith
Michelacci	Ph: +1 (212) 704-4448 / 704-8196
Ph: (5511) 3049-0333	E-mail:gabriela.juncadella@edelman.com;
E-mail: daniela.barbara@mvl.com.br;	meaghan.smith@edelman.com
alexandre.michelacci@mvl.com.br

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 23, 2007

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Executive Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.